EXHIBIT 99.1

News Release

Rosetta Genomics to Raise $1.38 Million in

Registered Direct Offering

PHILADELPHIA and REHOVOT, Israel (April 12, 2012) – Rosetta Genomics Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced it has entered into definitive agreements with investors to purchase an aggregate of 8,100,000 ordinary shares at a price of $0.17 per share in a registered direct offering. The offering is expected to close on or about April 17, 2012, subject to the satisfaction of customary closing conditions.

Rosetta plans to use the net proceeds from the offering primarily to fund its operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development.

Aegis Capital Corp. acted as the exclusive placement agent for the offering.

A shelf registration statement relating to the securities offered and sold in the offering has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective.  A final prospectus supplement relating to the offering will be filed by Rosetta with the SEC.  Copies of the final prospectus supplement and accompanying prospectus may be obtained directly from Rosetta by contacting Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 POB 4059 Israel or via telephone at 215-382-9000 ext. 309 or via email at investors@rosettagenomics.com or from Aegis Capital Corp. by request to Prospectus Department, 810 Seventh Avenue, 11th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected closing of the offering, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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